                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934


                  For the fiscal year ended December 30, 2000

                         Commission File No. 000-14371

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            COMPUCOM SYSTEMS, INC.
                               7171 Forest Lane
                              Dallas, Texas 75230


Registrant's telephone number, including area code  (972) 856-3600

REQUIRED INFORMATION                                                                PAGE NO.
(1)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES:

     The following financial statements, including Independent
     Auditors' Report thereon of CompuCom Systems, Inc. 401(k) Matched
     Savings Plan are submitted herewith:

     Independent Auditors' Report                                                      1

     Statements of Net Assets Available for Benefits as of December 30, 2000           2
     and 1999

     Statements of Changes in Net Assets Available for Benefits for the years          3
     ended December 30, 2000 and 1999

     Notes to Financial Statements                                                     4

     Schedule I - Schedule of Assets Held for Investment Purposes at End of            8
     Year -  December 30, 2000

     Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(2)  EXHIBITS:

          Exhibit 23 - Consent of Independent Auditors

SIGNATURE
---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                COMPUCOM SYSTEMS, INC.
                                401(k) MATCHED SAVINGS PLAN



Date: June 18, 2001             By:   /s/ M. Lazane Smith
                                    --------------------------------------------
                                M. Lazane Smith,
                                Senior Vice President, Chief Financial
                                Officer and Secretary

                         Independent Auditors' Report


The Participants and Plan Administrator
CompuCom Systems, Inc. 401(k) Matched Savings Plan:



We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Dallas, Texas                                          /s/ KPMG LLP
May 16, 2001

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                          December 30, 2000 and 1999

                                                                        2000           1999
                                                                    -------------  -------------
Assets:
    Cash and cash equivalents                                       $     74,981   $     91,631
    Investments (note 3) :
      Investments in stocks and mutual funds, at quoted
         market prices                                                52,038,215     61,531,395
      Loan fund, at unpaid principal balance, which approximates
          fair value                                                   1,689,899      1,700,922
                                                                    ------------   ------------
             Total investments                                        53,728,114     63,232,317

    Receivables:
      Employer's contributions                                           451,465        655,798
      Employees' contributions                                                --         61,628
                                                                    ------------   ------------
             Total assets                                             54,254,560     64,041,374

Liabilities - refunds payable (note 5)                                  (259,646)      (146,446)
                                                                    ------------   ------------

             Net assets available for benefits                      $ 53,994,914   $ 63,894,928
                                                                    ============   ============

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 30, 2000 and 1999

                                                                        2000              1999
                                                                    -------------     -------------
Additions to net assets attributed to:
    Employer's contributions                                        $  2,273,912      $  2,635,122
    Employees' contributions                                           8,697,709         8,507,321
    Net assets transferred from other plans (note 1)                   1,233,876        12,885,780
    Investment income:
      Interest and dividends                                           3,446,125         3,055,486
      Net appreciation (depreciation) in fair value
         of investments (note 3)                                     (10,315,955)        7,517,872
                                                                    ------------      ------------
           Net investment income (loss)                               (6,869,830)       10,573,358
                                                                    ------------      ------------
           Total additions                                             5,335,667        34,601,581

Deductions from net assets attributed to:
    Administrative fees                                                 (138,297)         (165,496)
    Withdrawals                                                      (15,097,384)       (9,988,919)
                                                                    ------------      ------------
           Total deductions                                          (15,235,681)      (10,154,415)
                                                                    ------------      ------------
Net increase (decrease)                                               (9,900,014)       24,447,166
Net assets available for benefits at beginning of year                63,894,928        39,447,762
                                                                    ------------      ------------

Net assets available for benefits at end of year                    $ 53,994,914      $ 63,894,928
                                                                    ============      ============

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 30, 2000 and 1999



(1)  Description of the Plan

     (a)  General

          The CompuCom Systems, Inc. 401(k) Matched Savings Plan ("the Plan") is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. ("CompuCom" or "the Company/Employer"). Employees are eligible to participate in the Plan upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

          The Company serves as the Plan Administrator; however, the Plan operates under a contract administration agreement, whereby an independent third-party investment firm ("Investment Firm") assists the Company in this capacity. The Investment Firm maintains a separate account for each participant reflecting the participant's cost and market value of investments. The Investment Firm also serves as the trustee and makes distributions from a participant's account in accordance with the terms of the Plan document.

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

          During 1999, net assets tranferred from other plans included approximately $12.2 million relating to the acquisition by CompuCom of the Technology Acquisition Services Division from ENTEX Information Services, Inc.

          During 1999, the Plan changed its year end to December 30.

   (b)    Vesting

          Participants are fully vested in their individual contributions to the Plan. Employer's matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12-month period during which an employee has completed 1,000 hours of service.

   (c)    Contributions

          After six months of qualifying service by the participant, the Company matches 50% of each participant's qualifying contribution up to 4% of the participant's basic compensation. The Company also matches an additional 25% on each participant's next 2% of (over and beyond the first 4%) qualifying contributions. During 2000 and 1999, the Company contributed $2,273,912 and $2,635,122, respectively, to participants' accounts.

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 30, 2000 and 1999


          Contributions are invested in one or more investment funds at the discretion of the participant, one of which includes the Company's common stock. The funds allocated to a participant's account are received by the trustee in cash and are held in cash and cash equivalents until they are invested in the appropriate funds.

     (d)  Participants' Accounts

          Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (e)  Withdrawals

          Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a "Financial Hardship" as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59-1/2, participants may withdraw without penalty from their participant's account an amount which is equal to any whole percentage of their vested interest.

     (f)  Loans to Participants

          Upon request of a participant, the Plan Administrator, in accordance with Plan provisions, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant's vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 8.25% to 11.25% in 2000.

     (g)  Expenses of Plan

          The expenses for administration of the Plan, including the expenses of the administration and fees of the Trustee, shall be paid from the Plan, unless CompuCom ("the Sponsor") elects to make payment. The Sponsor paid $138,297 in fees relating to the Plan during 2000 and $165,496 in 1999.

(2)  Summary of Significant Accounting Policies

     The accompanying financial statements have been prepared on the accrual basis of accounting. The investments in mutual funds and Company common stock are stated at fair value and are based on closing market quotations. The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 30, 2000 and 1999


     reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)  Investment Programs

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 30, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

     The Company's matching contributions to the Plan are invested in CompuCom's common stock and investment funds in proportion to the participants' contributions in connection with the matching provision of the Plan. Funds from previous companies' plans and rollovers from qualified plans are invested in the investment funds at the participants' direction. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the funds, including CompuCom common stock.

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

     The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified:

                                                    2000              1999
                                              --------------    --------------

     Investments at fair value determined
      by quoted market price:
        Fidelity Magellan Fund                $   15,941,336    $   18,455,735
        Fidelity Puritan Fund                      6,496,794         6,997,844
        Spartan U.S. Equity Index Fund             7,586,464         9,904,789
        Fidelity Aggressive Growth Fund            7,076,340         7,662,430
        Other                                     14,937,281        18,510,597
                                              --------------    --------------
                                                  52,038,215        61,531,395
     Investments at estimated fair value -
      participant loans                            1,689,899         1,700,922
                                              --------------    --------------
                                              $   53,728,114    $   63,232,317
                                              ==============    ==============

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 30, 2000 and 1999


   The Plan's investments (including investments bought, sold, as well as those held during the year) appreciated (depreciated) in fair value as follows:

                                           2000                1999
                                       --------------    ----------------
     Fidelity Magellan Fund            $   (2,184,366)   $      1,981,137
     Fidelity Puritan Fund                    (59,538)           (411,361)
     Spartan U.S. Equity Index Fund          (860,874)          1,456,434
     Fidelity Aggressive Growth Fund       (3,957,618)          2,756,414
     Other                                 (3,253,559)          1,735,248
                                       --------------    ----------------
                                       $  (10,315,955)   $      7,517,872
                                       ==============    ================

(4)  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated May 31, 2000 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)  Refunds Payable

     At December 30, 2000 and 1999, the Plan has recorded refunds payable of $259,646 and $146,446, respectively. The refunds relate to amounts due to certain employees of the Company based upon nondiscrimination tests for deferrals and employee after-tax contributions to the Plan.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes
                            as of December 30, 2000


                                                  Description of investment
                                                     including number of
Identity of issue, borrower,                       units, rate of interest,             Current
 lessor or similar party                            par or maturity value                value
---------------------------------               ----------------------------        --------------
CompuCom Stock Fund:
    CompuCom Systems, Inc.
       common stock*                                  1,629,911 shares               $   2,088,323

Fidelity Magellan Fund*                                 133,623 units                   15,941,336

Fidelity Puritan Fund*                                  345,023 units                    6,496,794

Fidelity Managed Income Portfolio*                    1,195,029 units                    1,195,030

Spartan U.S. Equity Index Fund*                         162,069 units                    7,586,464

Fidelity Blue Chip Growth Fund*                          51,905 units                    2,674,687

Fidelity Aggressive Growth Fund*                        195,641 units                    7,076,340

Fidelity Short-Intermediate
    Government Fund*                                    157,228 units                    1,551,850

Fidelity Broadly Diversified International
    Equity Fund*                                        119,302 units                    2,617,504

Fidelity Growth and Income Portfolio*                    39,650 units                    1,669,267

Fidelity Retirement Money Market Fund*                3,140,620 units                    3,140,620

Participant loans*                                    8.25% to 11.25%                    1,689,899
                                                                                     -------------
                                                                                     $  53,728,114
                                                                                     =============

*Party-in-interest

See accompanying independent auditors' report.